FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement made today by Hang Seng Bank, a 62.14 per cent-owned subsidiary of the HSBC Group.

HANG SENG ANNOUNCES
THIRD INTERIM DIVIDEND FOR 2011

The Board of Directors of Hang Seng Bank Limited (the 'Bank') today declared a third interim dividend in respect of the year ending 31 December 2011 of HK$1.10 per share, which will be payable on Thursday, 8 December 2011 to shareholders whose names appear on the Register of Shareholders of the Bank onWednesday, 23 November 2011.

The dividend as declared should not be taken as an indication of the level of profit or dividend for the full year of the Bank.

The results for the year ending 31 December 2011 will be announced on Monday, 27 February 2012. It is intended that any fourth interim dividend for 2011 that is announced on that date would be payable on Thursday, 29 March 2012 to shareholders whose names appear on the Register of Shareholders of the Bank onWednesday, 14 March 2012.

The Register of Shareholders of the Bank will be closed for one day on Wednesday, 23 November 2011, during which no transfer of shares can be registered. To qualify for the third interim dividend for 2011, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:30pm on Tuesday, 22 November 2011. Shares of the Bank will be traded ex-dividend as from Monday, 21 November 2011.

Notes to editors:

1. Hang Seng Bank Limited
Founded in 1933, Hang Seng Bank operates around 220 service outlets serving both personal and business customers. The Bank also maintains a branch in Shenzhen for foreign currency wholesale business, branches in Macau and Singapore, and representative offices in Xiamen and Taipei.

Established on 28 May 2007, wholly owned subsidiary Hang Seng Bank (China) Limited operates a mainland China network of 39 outlets in Beijing, Shanghai, Guangzhou, Shenzhen, Dongguan, Fuzhou, Nanjing, Hangzhou, Ningbo, Tianjin, Kunming, Foshan, Zhongshan and Huizhou.

With consolidated assets of HK$973.2bn as at 30 June 2011, Hang Seng Bank reported a profit attributable to shareholders of HK$8,057m for the first six months of 2011 and HK$14,917m in 2010. Hang Seng Bank is a principal member of the HSBC Group, one of the world's largest banking and financial services organisations. For further information on Hang Seng Bank, please visit the bank's website at www.hangseng.com.

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in over 80 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,691bn at 30 June 2011, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                     Date:07 November, 2011